Baytex Energy Corp.
Press Release – March 18, 2020    Page 1

BAYTEX ANNOUNCES REVISED 2020 CAPITAL PROGRAM

CALGARY, ALBERTA (March 18, 2020) - Baytex Energy Corp. ("Baytex")(TSX, NYSE: BTE) announces a 50% reduction to its 2020 capital budget to $260 to $290 million, from the original $500 to $575 million announced on December 4, 2019.

“As an industry, we are facing an unprecedented challenge due to the significant degradation and volatility in global crude oil prices. During this time, our priority is to preserve financial liquidity. As a result, we are immediately suspending drilling operations in Canada and expect to see a moderated pace of activity in the Eagle Ford. In addition, we are proactively shutting-in low or negative margin heavy oil production in order to optimize the value of the resource base and maximize our adjusted funds flow. Our 2020 program will remain flexible and allows for adjustments to spending and production based on changes in the commodity price environment,” commented Ed LaFehr, President and Chief Executive Officer.

2020 Outlook

We are immediately suspending drilling operations in Canada. As a result, we expect to forgo drilling 43 net heavy oil wells and 151 net light oil wells over the balance of this year. In addition, we expect a moderated pace of development in the Eagle Ford with 16 to 18 net wells brought on production (previously 22 net wells).

We now anticipate 2020 exploration and development expenditures of $260 to $290 million. At the mid-point, this reflects an approximate 50% reduction in capital spending for 2020 relative to our initial expectation of $500 to $575 million. For Q1/2020, exploration and development expenditures are expected to be approximately $190 million, down $10 million from our original plan. Our 2020 program will remain flexible and allows for adjustments to spending based on changes in the commodity price environment.

We are also proactively shutting-in approximately 3,500 boe/d of low or negative margin heavy oil production in order to optimize the value of our resource base and maximize our adjusted funds flow. Should operating netbacks change, we have the ability to shut-in additional volumes or restart wells in short order.

Taking into account the shut-in heavy oil volumes and a reduced capital program, we have revised our production guidance range for 2020 to 85,000 to 89,000 boe/d, from 93,000 to 97,000 boe/d previously, representing an approximate 5% reduction to our original guidance, excluding the impact of shut-in volumes.

During this period, we will remain focused on driving further efficiencies in our operations. As a continued cost control measure, all full-time employee salaries and all annual retainers paid to our directors will be reduced by 10% effective April 1, 2020.

The situation around the COVID-19 virus continues to evolve. We are focused on protecting the health and safety of our personnel while striving for business continuity. We have implemented a number of measures to foster resilience through these unpredictable times, including a work-from-home program. To date, we have had no operational or supply chain impacts from COVID-19.

Financial Liquidity

We recently extended the maturities of our credit facilities to April 2, 2024. The credit facilities are not borrowing base facilities and do not require annual or semi-annual reviews. Our facilities total approximately $1.1 billion and include US$575 million of revolving credit facilities and a $300 million term loan. Our credit facilities are approximately one-

Baytex Energy Corp.
Press Release – March 18, 2020    Page 2

third undrawn with $300 million of liquidity. In addition, our first long-term note maturity of US$400 million is not until June 2024.

Financial Covenants

The following table summarizes the financial covenants applicable to the credit facilities and Baytex's compliance therewith as at December 31, 2019.

Covenant Description	Position as at December 31, 2019	Covenant
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.52:1.00	3.50:1.00
Interest Coverage (3) (Minimum Ratio)	9.42:1.00	2.00:1.00

Notes:

(1)
"Senior Secured Debt" is defined as the principal amount of the bank loan and other secured obligations identified in the credit agreement. As at December 31, 2019, the Company's Senior Secured Debt totaled $521.7 million which includes $506.5 million of principal amounts outstanding and $15.2 million of letters of credit.

(2)
Bank EBITDA is calculated based on terms and definitions set out in the credit agreement which adjusts net income or loss for financing and interest expenses, income tax, non-recurring losses, certain specific unrealized and non-cash transactions (including depletion, depreciation, exploration and evaluation expenses, unrealized gains and losses on financial derivatives and foreign exchange and share-based compensation) and is calculated based on a trailing twelve month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended December 31, 2019 was $1,011.9 million.

(3)
Interest coverage is computed as the ratio of Bank EBITDA to financing and interest expense, excluding accretion of debt issue costs and asset retirement obligations, and is calculated on a trailing twelve month basis. Financing and interest expenses, excluding accretion of debt issue costs and asset retirement obligations, for the twelve months ended December 31, 2019 were $107.4 million

Risk Management

To manage commodity price movements we utilize various financial derivative contracts to reduce the volatility in our adjusted funds flow.

For 2020, we have entered into hedges on approximately 53% of our net crude oil exposure. This is comprised largely of a 3-way option structure on 24,500 bbl/d that at current oil prices will see Baytex receive WTI plus US$7.60/bbl and WTI-based fixed price swaps on 3,500 bbl/d at US$57.40/bbl.

2020 Guidance

The following table compares our revised 2020 guidance to our original budget guidance.

	2020 Original Guidance (1)	2020 Revised Guidance
Exploration and development expenditures	$500 - $575 million	$260 - $290 million
Production (boe/d)	93,000 - 97,000	85,000 - 89,000

Expenses:
Royalty rate	18.0 - 18.5%	19.0 - 19.5%
Operating	$11.25 - $12.00/boe	$11.75 - $12.50/boe
Transportation	$1.20 - $1.30/boe	$1.10 - $1.20/boe
General and administrative	$45 million ($1.30/boe)	$45 million ($1.42/boe)
Interest	$112 million ($3.23/boe)	$115 million ($3.62/boe)

Leasing expenditures	$7 million	$7 million
Asset retirement obligations	$19 million	$10 million

Note:

(1)	As announced on December 4, 2019.

Baytex Energy Corp.
Press Release – March 18, 2020    Page 3

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; our revised 2020 capital budget; that our priority is to preserve financial liquidity; that we expect to see moderated activity in the Eagle Ford, are optimizing the value of our resource base and maximizing adjusted funds flow; that our 2020 program will be flexible; the number of wells we expect to bring on line in the Eagle Ford this year; our expected exploration and development expenditures for Q1/2020; that we have the ability to shut-in additional volumes or restart wells in short order; our revised production guidance range for 2020; that we remain focused on driving further efficiency in our operations; that employee salaries and director retainers will be reduced 10% on April 1, 2020; the percentage of our net crude oil exposure that is hedged for 2020; our revised 2020 guidance for exploration and development expenditures, production, royalty rate, operating, transportation, general and administration and interest expense and leasing expenditures and asset retirement obligations.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of oil and natural gas prices and price differentials (including the impacts of COVID-19); availability and cost of gathering, processing and pipeline systems; failure to comply with the covenants in our debt agreements; the availability and cost of capital or borrowing; that our credit facilities may not provide sufficient liquidity or may not be renewed; risks associated with a third-party operating our Eagle Ford properties; the cost of developing and operating our assets; depletion of our reserves; risks associated with the exploitation of our properties and our ability to acquire reserves; new regulations on hydraulic fracturing; restrictions on or access to water or other fluids; changes in government regulations that affect the oil and gas industry; regulations regarding the disposal of fluids; changes in environmental, health and safety regulations; public perception and its influence on the regulatory regime; restrictions or costs imposed by climate change initiatives; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating oil and natural gas reserves; our inability to fully insure against all risks; risks of counterparty default; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects; risks related to our thermal heavy oil projects; alternatives to and changing demand for petroleum products; risks associated with our use of information technology systems; risks associated with the ownership of our securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control.

These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2019, filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in our other public filings.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All amounts in this press release are stated in Canadian dollars unless otherwise specified.
Non-GAAP Financial and Capital Management Measures
In this news release, we refer to certain financial measures (such as adjusted funds flow, EBITDA, exploration and development expenditures, and operating netback) which do not have any standardized meaning prescribed by Canadian GAAP (“non-GAAP measures”) and are considered non-GAAP measures. While adjusted funds flow, EBITDA, exploration and development expenditures and operating netback are commonly used in the oil and gas industry, our determination of these measures may not be comparable with calculations of similar measures for other issuers.

Adjusted funds flow is not a measurement based on generally accepted accounting principles ("GAAP") in Canada, but is a financial term commonly used in the oil and gas industry. We define adjusted funds flow as cash flow from operating activities adjusted for changes in non-cash operating working capital and asset retirement obligations settled. Our determination of adjusted funds flow may not be comparable to other issuers. We consider adjusted funds flow a key measure that provides a more complete understanding of operating performance and our ability to generate funds for exploration and development expenditures, debt repayment, settlement of our abandonment obligations and potential future dividends. We eliminate settlements of abandonment obligations from adjusted funds flow as the amounts can be discretionary and may vary from period to

Baytex Energy Corp.
Press Release – March 18, 2020    Page 4

period depending on our capital programs and the maturity of our operating areas. The settlement of abandonment obligations are managed with our capital budgeting process which considers available adjusted funds flow. Changes in non-cash working capital are eliminated in the determination of adjusted funds flow as the timing of collection, payment and incurrence is variable and by excluding them from the calculation we are able to provide a more meaningful measure of our cash flow on a continuing basis. For a reconciliation of adjusted funds flow to cash flow from operating activities, see Management's Discussion and Analysis of the operating and financial results for the year ended December 31, 2019.

EBITDA is not a measurement based on GAAP in Canada. EBITDA is defined as net income or loss adjusted for financing and interest expenses, unrealized gains and losses on financial derivatives, income tax, non-recurring losses, payments on lease obligations, certain specific unrealized and non-cash transactions (including depletion, exploration and evaluation expenses, unrealized gains and losses on financial derivatives and foreign exchange and share-based compensation).

Exploration and development expenditures is not a measurement based on GAAP in Canada. We define exploration and development expenditures as additions to exploration and evaluation assets combined with additions to oil and gas properties. Our definition of exploration and development expenditures may not be comparable to other issuers. We use exploration and development expenditures to measure and evaluate the performance of our capital programs. The total amount of exploration and development expenditures is managed as part of our budgeting process and can vary from period to period depending on the availability of adjusted funds flow and other sources of liquidity.

Operating netback is not a measurement based on GAAP in Canada, but is a financial term commonly used in the oil and gas industry. Operating netback is equal to petroleum and natural gas sales less blending expense, royalties, production and operating expense and transportation expense divided by barrels of oil equivalent sales volume for the applicable period. Our determination of operating netback may not be comparable with the calculation of similar measures for other entities. We believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis and is a key measure used to evaluate our operating performance.

Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 83% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com